Exhibit 99.1

News Release 6	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2016

KAILUA KONA, Hawaii (June 23, 2016) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, today announced financial results for the fourth quarter ended March 31, 2016 and fiscal year 2016.

Fiscal Year 2016

For fiscal year 2016 compared to fiscal year 2015, net sales were $31,840,000 compared to $33,809,000, a decrease of 5.8%. Gross profit was $11,866,000, with gross profit margin of 37.3%, compared to gross profit of $14,466,000 and gross profit margin of 42.8%. Operating loss was ($785,000) compared to operating income of $322,000. Net loss was ($4,395,000) or ($0.79) per diluted share, compared to net loss of ($24,000) or ($0.00) per diluted share. The net loss for the current year included a valuation allowance on our deferred tax asset of $3,564,000 compared to $0 in the prior year.

Commenting on the fiscal 2016 results (changes shown vs. fiscal 2015), Gerry Cysewski, Ph.D., Cyanotech’s Interim President and CEO, noted:

“The net sales decline of 5.8% in fiscal 2016 was driven primarily by a reduction of bulk astaxanthin sales due to lower production from weather-related (El Niño) conditions in the first half of the fiscal year. Sales of our spirulina products grew 2.5%, driven by a 4.4% increase in bulk sales and a 1.3% increase in packaged sales. Our astaxanthin sales decreased 10.2% over the prior year, driven by a 67.1% decrease in bulk sales, offset by a 4.4% increase in packaged sales.

“Both spirulina and astaxanthin are sold in consumer packaged goods distributed primarily in the U.S. and in bulk form for use worldwide. The change in composition of our sales in fiscal 2016 reflects our ongoing strategy to focus on growing the market for higher margin branded consumer products by emphasizing the higher nutritional content of our Hawaiian spirulina and the benefits of our natural astaxanthin over synthetics.

“During the fourth quarter of fiscal 2016, BioAstin expanded into an additional 53 Costco warehouses in their San Francisco Bay Area region bringing our total Costco distribution to 163 warehouses, or roughly 34% of their domestic total. Further expansion into other Costco regions is planned.

“Our market shares in the natural products channel remain excellent; for the 52 week period ending May 15, 2016 BioAstin commanded a 59% market share for astaxanthin products and Hawaiian Spirulina Pacifica commanded a 50% market share for Spirulina products. Both are the #1 selling products in their respective categories.

In the fourth quarter of fiscal 2016, we recorded a valuation allowance of $3,564,000 against our deferred tax assets, which contributed significantly to our net loss for the year. While our long-term outlook remains positive, we felt this valuation allowance was appropriate in light of our recent losses.”

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Vice President and CFO Jolé Deal commented: “We have made significant improvements in the effectiveness of our internal controls and procedures related to revenue recognition. As a result, the material weakness that was identified in the previous fiscal year no longer exists.”

Fourth Quarter 2016
For the fourth quarter 2016 compared to the fourth quarter 2015, net sales were $8,196,000 compared to $8,547,000, a decrease of 4.1%. Gross profit was $2,758,000, with gross profit margin of 33.7%, compared to gross profit of $2,674,000 and gross profit margin of 31.3%. Operating loss was ($747,000) compared to operating loss of ($53,000), and net loss was ($4,054,000) or ($0.73) per diluted share, compared to net loss of ($170,000) or ($0.03) per diluted share.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers worldwide and is GMP-certified by the Natural Products AssociationTM. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the period ended March 31, 2016, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31,

	2016	2015
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,240	$2,226
Accounts receivable, net of allowance for doubtful accounts of $136 in 2016 and $6 in 2015	2,983	3,258
Inventories, net	7,856	5,678
Deferred tax assets	74	315
Prepaid expenses and other current assets	502	317
Total current assets	12,655	11,794
Equipment and leasehold improvements, net	17,796	14,754
Restricted cash	—	486
Deferred tax assets	—	3,035
Other assets	696	846
Total assets	$31,147	$30,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$574	$234
Customer deposits	117	31
Accounts payable	4,000	2,926
Accrued expenses	1,430	1,124
Total current liabilities	6,121	4,315
Long-term debt, less current maturities	7,094	5,109
Deferred tax liabilities	74	—
Deferred rent	30	8
Total liabilities	13,319	9,432
Commitments and contingencies
Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,599,797 shares at March 31, 2016 and 5,564,799 shares at March 31, 2015	112	111
Additional paid-in capital	31,585	30,846
Accumulated deficit	(13,869)	(9,474)
Total stockholders’ equity	17,828	21,483
Total liabilities and stockholders’ equity	$31,147	$30,915

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended March 31,

	2016	2015	2014
	(in thousands, except per share data)

Net sales	$31,840	$33,809	$28,178
Cost of sales	19,974	19,343	16,989
Gross profit	11,866	14,466	11,189
Operating expenses:
General and administrative	5,785	7,864	6,415
Sales and marketing	6,222	5,667	4,469
Research and development	633	517	469
Loss on sales or disposal of assets	11	96	46
Total operating expense	12,651	14,144	11,399
(Loss) income from operations	(785)	322	(210)
Other expense:
Interest expense, net	(282)	(93)	(118)
Total other expense, net	(282)	(93)	(118)
Income before income tax expense	(1,067)	229	(328)
Income tax expense	(3,328)	(253)	(92)
Net loss	$(4,395)	$(24)	$(420)
Net loss per share:
Basic and diluted	$(0.79)	$(0.00)	$(0.08)
Shares used in calculation of net loss per share:
Basic and diluted	5,581	5,517	5,478

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com